Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated June 5, 2014

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MARKET ANNOUNCEMENT

Ultrapar is elected the most attractive company for investors in the award “Prêmio Destaque Agência Estado Empresas”

São Paulo, June 5th, 2014 –– Ultrapar Participações S.A. (BM&FBOVESPA:UGPA3 / NYSE:UGP) is pleased to inform that it was ranked first in the award “Prêmio Destaque Agência Estado Empresas” – as the most attractive company for investors. Ultrapar was also the winner in the Novo Mercado and Sustainability categories.

The award is conducted by Agência Estado, which is part of the newspaper group O Estado de São Paulo, and applies a methodology developed in partnership with Economatica.

With its well-recognized reliability, not only for the strength of the partnership between Agência Estado and Economatica, but also for the detailed evaluation criteria for ranking the companies, the award aims at recognizing the company with the greatest performance for shareholders, with an exclusive methodology, based on the combination of seven criteria: price/earnings, price/book value per share, oscillation, liquidity, volatility, dividend/book value and return on equity (ROE) variation.

In addition to the top ten companies, “Prêmio Destaque Agência Estado 2013” recognizes three special categories: Novo Mercado, Sustainability and Small Cap.

The award was granted in the fourth consecutive year of Ultrapar’s presence among the top ten companies, which reinforces the consistent planning and execution of Ultrapar’s strategy, and the constant evolution of its corporate governance, aimed at enduring the company and its growth and at value creation.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2014
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Market Announcement dated June 5, 2014)